FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
 February 4, 2008

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

On January 30, 2008, Syneron Medical Ltd. (the "Company") issued a press release announcing that Syneron would be announcing its fourth quarter and fiscal year 2007 results before market opening on February 12, 2008 and that a conference call to discuss the results would be held at 8:30am ET on February 12, 2008 and webcast simultaneously.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release dated January 30, 2008, titled " Syneron Medical to Announce Fourth Quarter and Fiscal Year 2007 Financial Results on February 12, 2008"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd.

By: /S/ Doron Gerstel

Doron Gerstel
Chief Executive Officer

Date: February 4, 2008